Exhibit 21

SUBSIDIARIES OF NOVOCURE LIMITED

Name of Subsidiary and Name Under Which It Does Business	Jurisdiction of Incorporation
Novocure Canada, Inc.	Canada
NovoCure (Israel) Ltd.	Israel
NovoCure GmbH	Germany
Novocure GmbH	Switzerland
Novocure Inc.	Delaware
Novocure K.K.	Japan
Novocure Luxembourg S.à.r.l.	Luxembourg
Novocure USA LLC	Delaware